ARCIS RESOURCES CORPORATION
4320 Eagle Point Parkway, Suite A
Birmingham, AL 35242
205-453-9650

December 16, 2010

VIA EDGAR
Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Arcis Resources Corporation
Current Report on Form 8-K
Filed September 22, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed July 13, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 22, 2010
File No. 333-159577

Dear Ms. Long:

I am writing in response to your letter dated December 2, 2010.  For reference, the Staff’s comments are copied below, indented, each followed by our response.

Form 8-K filed on September 22, 2010

Information Regarding the Acquired Companies, page 5

1.
We note your response to comment 10 in our letter dated October 19, 2010. Please expand your proposed disclosure to clearly state what types of services you intend to provide to American industry through your interrelated entities. In this regard, please also expand your disclosure to clearly state the benefits you would receive from presenting yourself as a green energy environmental company. As previously requested, please also describe the industry in which you intend to do business.

Response to Comment 1

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will modify the last paragraph on page 5 and the first paragraph on page 6 thus:

The GFL Group is a global environmental and energy services enterprise providing innovative products, services and solutions to customers worldwide.  GFL Group’s diversified business strategy includes a strong global reach combined with versatile local presence.  All of the Group’s services are carried out with an environmentally sensitive approach to the future.  It operates established businesses in the following areas:

•
Cleaning, environmental, painting and sandblasting services for industrial and municipal entities, including vacuum truck and hydro blasting services, hydro excavation services, and sewer and drain line cleaning services;

•	Recycling services, including separation of oil and water and reuse of the oil;

•	Eliminating hazardous waste classification by removing free liquids from rags, wipers, booms and absorbents at the site of the generator; and

•	Providing reusable absorbent systems.

Noteworthy among the Group’s services is APS’s Emergency Response Spill Cleanup Service, which provides round-the-clock response to industrial environmental crises such as line breaks, tank overflows, or waterway soilage.  APS remediates such problems by containing and cleaning up the spills and coordinating disposal of waste materials.  The combination of APS’s cleanup services with MFR’s technology for utilizing absorbent systems in cleanup activities has attracted particular interest.  Clients include fuel service companies, chemical manufacturers, and municipal sewage agencies.

The members of the GFL Group have more than ~~$12~~ $9 million in assets and equipment and ~~180~~ 130 full-time employees.  Collectively, they had achieved a 35% compound annual growth rate.  We expect that the success and size of these affiliated businesses will enable ARCIS and GCED to present themselves as attractive counterparties in the oil trading business.  Our long-term plan is that Mountain Renewables will be a holding company for a number of interrelated entities that will provide services to, in particular, the fuel and chemical industries and municipalities.  Toward that end, ~~In addition,~~ the Stock Purchase Agreement includes a covenant that during the 45 days after the Share Exchange, the Company will negotiate to obtain control of APS and MFR.  ~~APS provides cleaning, environmental, and safety services to industrial facilities.  MFR offers solvent rag and absorbent recycling programs to companies.~~  If those acquisitions are completed, the Company will be able to present itself to ~~the~~ industry and investors as a green energy environmental company, pointing in particular at its involvement in resale of fuel that has been extracted by APS and MFR in connection with cleanup services.  We believe that classification as a green energy company will assist the Company in attracting publicity and investment that is focused on the environment.  To date, the negotiation of terms for those acquisitions has not taken place.  So there is no assurance that the acquisitions will, in fact, occur.  If, for some reason, we are unable to complete those acquisitions, we will seek for other existing businesses that are compatible with our long-term plan to develop a multi-faceted industrial services enterprise.

2.
We note your response to comment 11 in our letter dated October 19, 2010. Please provide us with your analysis as to how the documents you provided support the quantitative information presented on page six regarding the GFL Group. We note that the financial statements and active employee list only relate to American Plant Services, LLC and that American Plant Services, LLC has approximately 131 active employees.  We further note that this information does not appear to support the statement that members of the GFL Group achieved a 35% compound annual growth rate. If necessary, please send us additional supplemental information to support the quantitative information and your analysis.

Response to Comment 2

APS commonly hires labor as needed for specific projects.  As a result, the representation in the Form 8-K that the GFL Group has more than 180 employees included part-time employees who were no longer on the payroll when the document sent to the Staff was prepared.  To improve the disclosure, as noted in response to Comment 1 above, when we file the amended Form 8-K, we will revise the disclosure to reference “130 full-time employees.”

The following table of revenues of APS, demonstrating an annual growth rate of 39.4%, is provided as supplemental information to substantiate the representation in the 8-K that the GFL Group has achieved a 35% compound annual growth rate.  Since none of the other members of the GFL Group has a significant business history, the blended annual growth rate is more than 35%.

American Plant Services, LLC - Revenues
2002	$799,779
2003	$1,718,748
2004	$2,706,127
2005	$3,564,835
2006	$5,582,382
2007	$8,292,284
2008	$8,691,392
2009	$8,757,500
2010	$11,386,207

Management's Discussion of Financial Statements, page 9

3.
We note your response to comment 21 in our letter dated October 19, 2010, and your proposed new disclosure. The proposed disclosure is limited in scope and does not provide sufficient detail about GCED's business plan. Please expand your proposed disclosure to provide a more detailed discussion of GCED's business plan. For example, please discuss the likelihood of obtaining the necessary capital contributions to finance the purchase of fuel, the amount of capital believed to be necessary, and the company's plan to begin operations if such capital contributions are not available. These are just examples.

Response to Comment 3

When the Staff has completed its review of our responses to the Staff’s comments, we will file an amendment to the September 22 8-K in which we will add the following text to the end of the last paragraph on page 9:

In order to commence domestic fuel trading operations, GCED will require at least $500,000 to finance the purchase of fuel.  We are currently securing those funds from business associates of management, and believe the funds will be available in the early portion of 2011.  To obtain those initial funds, we plan to issue convertible debt instruments.  Upon receipt of that initial funding, we will be able to engage in trading.  Our trading operations, however, will require the full time attention of a number of traders and administrators.  The gross profit generated by our initial trading activities is unlikely to be sufficient to cover the direct and indirect costs of these personnel as well as the additional personnel who will be engaged in securing additional financing and developing the relationships necessary in order to expand GCED’s trading operations.

In order to enter into the fuel trading business at a level that can result in net profits for the company, GCED will need at least $10 million in available funds.  Our plan is to secure that funding in 2011 through the sale of debt and/or equity securities, and through joint ventures with investors wishing to participate in the fuel trading business in this fashion.  If we are able to secure funding at that level, we will then be able to leverage our equity by using short-term secured debt financing to purchase fuel products for resale.  We are currently exploring a number of possible sources for this second level of financing, but have not secured any firm commitment.  If we are unable to secure the financing necessary for GCED to become independently viable as a fuel trader, we will limit its operations to providing support for the fuel spill remediation services of its affiliates, APS and MFR - namely, resale of spilled fuel recaptured through the cleanup processes provided by those companies.  We believe those services could be provided with only one dedicated GCED employee, and so could yield a modest profit to the overall Company.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 11

4.	In future filings, please do not replace "ensure" with "insure" when defining disclosure controls and procedures under Exchange Act Rules 13a-15(e) or 15d-15(e).

Response to Comment 4

In future filings we will utilize the word “ensure” in the “Controls and Procedures” section whenever it is used in the referenced regulation.

5.
We note that your management identified a material weakness. In future filings, for each material weakness, please describe the current remediation status, the steps taken to remediate, if any, and when you anticipate complete remediation.

Response to Comment 5

In future filings, whenever a material weakness in controls and procedures is noted, we will describe the current remediation status, the steps taken to remediate, if any, and when we anticipate complete remediation.

Changes in Internal Controls, page 12

6.
We note your disclosure in the first paragraph on page 12 that your management identified a material weakness in your internal control over financial reporting. Please explain to us how you determined that there were no changes in your internal control over financial reporting in light of this material weakness.

Response to Comment 6

The material weakness at September 30, 2010 identified in the September 2010 10-Q was the “relatively small number of employees who have bookkeeping and accounting functions.”  At June 30, 2010 the public company had only one employee, its President.  We concluded, therefore, that the same material weakness existed at June 30, 2010, although management at that time did not identify it in the June 2010 10-Q.

Exhibits 31.1 and 31.2 - Section 302 Certifications

7.
We note your response to comment 37 in our letter dated October 19, 2010; however, we reissue the comment in part. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not remove words or phrases, such as "under which such statements were" in paragraph 2 and "and material weaknesses" in paragraph 5(a). Additionally, please note the phrase "internal control over financial reporting" should not be changed to "internal controls over financial reporting." Please comply with this comment in all future annual and quarterly reports.

Response to Comment 7

In all future annual and quarterly reports we will file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Sincerely,

/s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer